Free Writing Prospectus

(To the Prospectus dated July 19, 2013,

the Prospectus Supplement dated July 19, 2013,

the Prospectus Addendum dated February 3, 2015

and the Index Supplement dated July 19, 2013)

Filed Pursuant to Rule 433 Registration No. 333-190038 May 22, 2015
$ Daily Liquidity Notes Due June 2, 2017 Linked to the Bloomberg Commodity Index Total Return 3 Month ForwardSM Global Medium-Term Notes, Series A

General

•	Unsecured and unsubordinated obligations of Barclays Bank PLC maturing June 2, 2017†
•	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof
•	The Notes are expected to price on or about May 28, 2015† (the “Inception Date”) and are expected to issue on or about June 2, 2015† (the “Issue Date”).
•	You may request that we repurchase your Notes on a daily basis in minimum amounts of $1,000, subject to compliance with the procedural requirements described below. None of Barclays Capital Inc., J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and their respective affiliates will purchase Notes in any secondary market.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The Bloomberg Commodity Index Total Return 3 Month ForwardSM (Bloomberg ticker symbol “BCOMF3T<Index>”) (the “Underlier”)
Payment at Maturity:

Unless repurchased early, you will receive at maturity a cash payment per $1,000 principal amount Note equal to the Indicative Note Price on the Final Valuation Date.

You may lose some or all of your principal amount if you invest in the Notes. Furthermore, because the Investor Fee reduces the Indicative Note Price and therefore the amount of your return at maturity or upon early repurchase, the value of the Underlier will need to increase significantly in order for you to receive at least the principal amount of your Notes at maturity or upon early repurchase. If the increase in the value of the Underlier is insufficient to offset the negative effect of the Investor Fee, or if the value of the Underlier decreases, you will receive less than the principal amount of your Notes at maturity or upon early repurchase.

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page FWP- 4 of this free writing prospectus) by the relevant U.K. resolution authority. See “Selected Risk Considerations—Credit of Issuer,” “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” and “Consent to UK Bail-in Power” in this free writing prospectus and “Risk Factors” in the accompanying prospectus addendum.

U.K. Bail-in Power Acknowledgment:	By acquiring the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the Notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the Notes. See “Consent to U.K. Bail-in Power” in this free writing prospectus and the accompanying prospectus addendum for more information.
Indicative Note Price:

On the Inception Date, the Indicative Note Price of each $1,000 principal amount Note will be $1,000.

On each subsequent Valuation Date, the Indicative Note Price of each $1,000 principal amount Note will be equal to:

•   (a) the Underlier Factor on that Valuation Date multiplied by (b) the Indicative Note Price on the immediately preceding Valuation Date minus

•  the Investor Fee on that Valuation Date.

If the amount calculated above is less than zero, the Indicative Note Price on that Valuation Date will be $0.

Underlier Factor:	On any Valuation Date, (a) the Closing Level of the Underlier on that Valuation Date divided by (b) the Closing Level of the Underlier on the immediately preceding Valuation Date
Investor Fee:

On any Valuation Date, the product of:

•  (a) 0.60% multiplied by (b) the number of calendar days from and including the immediately preceding Valuation Date to but excluding that Valuation Date divided by (c) 360; and

• (a) the Underlier Factor on that Valuation Date multiplied by (b) the Indicative Note Price on the immediately preceding Valuation Date.

Because the Investor Fee is calculated and subtracted from the Indicative Note Price on a daily basis, the net effect of the Investor Fee accumulates over time and is subtracted at the rate of 0.60% per annum every day. Because the net effect of the Investor Fee is a fixed percentage of the Indicative Note Price, the aggregate effect of the Investor Fee will increase or decrease in a manner directly proportional to the Indicative Note Price and the number of Notes that are held.

Valuation Dates†:	Each scheduled trading day from and including the Inception Date to and including May 30, 2017 (the “Final Valuation Date”)
Maturity Date†:	June 2, 2017
(Key Terms continued on the next page)
†	Expected. In the event we make any change to the expected Inception Date or Issue Date, the Final Valuation Date and/or the Maturity Date may be changed so that the stated term of the Notes remains the same. In addition, the Valuation Dates and the Maturity Date are subject to postponement. See “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities or Commodities Futures Contracts” in the prospectus supplement. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on that date.

We will sell a portion of the Notes on the Inception Date at 100% of their principal amount through J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A., as placement agents for the Notes. The remainder of the Notes will be offered and sold after the Inception Date from time to time through the placement agents at the Indicative Note Price per Note on the day of sale. The placement agents will receive from the Issuer or one of its affiliates during the term of the Notes a portion of the aggregate Investor Fee. The placement agents will forego that portion of the Investor Fee for sales to fiduciary accounts. The total portion of the Investor Fee received by the placement agents represents the amount that the placement agents receive from sales to accounts other than those fiduciary accounts.

Our estimated value of the Notes as of the Inception Date is $1,000 per $1,000 principal amount Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, on page PA-1 of the prospectus addendum and beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

Closing Level:	On any scheduled trading day, the closing level of the Underlier as published with respect to the regular weekday close of trading on that scheduled trading day as displayed on the Bloomberg Professional® service (“Bloomberg”) page as set forth under “Reference Asset” above or any successor page on Bloomberg or any successor service, as applicable. In certain circumstances, the Closing Level will be based on the alternate calculation of the Underlier described in “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

Payment upon Early Repurchase:

Subject to your compliance with the procedures described under “— Early Repurchase Procedures” below, you may request that we repurchase your Notes on any Repurchase Date during the term of the Notes. Upon early repurchase, you will receive for each Note a cash payment on the relevant Repurchase Date equal to the Indicative Note Price on the applicable Repurchase Valuation Date.

Because the Investor Fee reduces the Indicative Note Price and therefore the amount of your return upon early repurchase, the value of the Underlier will need to increase significantly in order for you to receive at least the principal amount of your Notes upon early repurchase. If the increase in the value of the Underlier is insufficient to offset the negative effect of the Investor Fee, or if the value of the Underlier decreases, you will receive less than the principal amount of your Notes upon early repurchase.

Early Repurchase Procedures:

You may request that we repurchase your Notes on any Repurchase Date. To request that we repurchase your Notes, you must instruct your broker or other person through whom you hold your Notes to take the following steps:

•  deliver a notice of repurchase request, which is attached as Annex A, to us via email at DLNRepurchase@barclayscapital.com by no later than 4:00 p.m., New York City time, on a business day. We or our affiliate must acknowledge receipt in order for your repurchase request to be effective;

• instruct your DTC custodian to book a delivery vs. payment trade with respect to your Notes on the applicable Repurchase Valuation Date at a price per Note equal to the applicable Indicative Note Price, facing Barclays DTC 7256; and

• cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable Repurchase Date (the third business day following the applicable Repurchase Valuation Date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Notes in respect of such deadlines. If we do not receive your notice of repurchase by 4:00 p.m., New York City time, on any business day, your notice of repurchase will not be effective and we will not repurchase your Notes. We or our affiliate will acknowledge your receipt of your notice of repurchase on the day we receive it if we receive it by 4:00 p.m., New York City time. If you do not receive our acknowledgment of receipt, you should assume that your notice of repurchase request was not received on time and is not effective, and that therefore we will not repurchase your Notes. In addition, a notice of repurchase request received after 4:00 p.m., New York City time, will NOT be effective as of the next business day; if you submit a notice of repurchase request and it is not received by 4:00 p.m., New York City time, on a business day, you will need to submit a new notice of repurchase request on a subsequent business day in order to request that we repurchase your Notes.

The payment upon early repurchase is determined according to a formula that incorporates an Indicative Note Price and Underlier Factor that will be calculated on the applicable Repurchase Valuation Date, which will occur after the notice of repurchase request is submitted. Therefore it is not possible for us to publicly disclose, or for you to know, the payment upon early repurchase prior to the time you submit your notice of repurchase request. The payment upon early repurchase may be less than the most recent Indicative Note Price at the time you submit your notice of repurchase request.

In addition, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your Notes, and prior to the relevant Repurchase Date. Furthermore, our obligation to repurchase the Notes prior to maturity may be postponed. See “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities or Commodities Futures Contracts” in the prospectus supplement.

Repurchase Valuation Date:	The Valuation Date immediately following the date on which the Early Repurchase Procedures set forth in the first bullet point above are completed
Repurchase Date:	With respect to a Repurchase Valuation Date, the third business day following that Repurchase Valuation Date
Change in Law Redemption Event:	Upon the occurrence and during the continuance of a Change in Law (as defined under “Supplemental Terms of the Notes” below) that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein on the Redemption Date at the Note Indicative Price on the Notice Date. See “Supplemental Terms of the Notes—Change in Law Redemption Event” below.
Hedging Disruption Redemption Event:	Upon the occurrence and during the continuance of a Hedging Disruption Event (as defined under “Supplemental Terms of the Notes” below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion in accordance with the provisions set forth herein on the Redemption Date at the Note Indicative Price on the Notice Date. See “Supplemental Terms of the Notes—Hedging Disruption Redemption Event” below.
Redemption Date:	The fifth business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).
Further Issuances:	We may, without your consent, issue and sell additional Notes after the Inception Date in our sole discretion. Any further issuances of Notes will form a single tranche with the offered Notes, will have the same CUSIP number and will be fungible with the offered Notes of such tranche upon settlement. Additional Notes may be issued and sold from time to time through the placement agents at the Indicative Note Price per Note on the day of sale. Any further issuances will increase the outstanding aggregate principal amount of the Notes. If there is a substantial demand for the Notes, we may issue additional Notes frequently. However, we are under no obligation to issue or sell additional Notes at any time, and if we do sell additional Notes, we may limit or restrict such sales, and we may stop and subsequently resume selling additional Notes at any time. We have no obligation to take your interests into account in deciding whether to issue additional Notes.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741UVL5 / US06741UVL50

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015, the index supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The Notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The Notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Additional Terms Specific to the Notes

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 , the prospectus addendum dated February 3, 2015 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, the prospectus addendum and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013: http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013: http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Prospectus addendum dated February 3, 2015: http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

•	Index supplement dated July 19, 2013: http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, “we,” “us” and “our” refer to Barclays Bank PLC.

sUPPLEMENTAL TERMS OF NOTES

Change in Law Redemption Event

Upon the occurrence and during the continuance of a Change in Law that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein on the Redemption Date at the Note Indicative Price on the Notice Date.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent

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jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the Inception Date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

Upon the occurrence and during the continuance of a Hedging Disruption Event, we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion in accordance with the provisions set forth herein on the Redemption Date at the Note Indicative Price on the Notice Date upon the occurrence and during the continuance of a Hedging Disruption Event.

A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”).

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this free writing prospectus and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

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Hypothetical Examples

The following examples show how the Notes would perform based on the performance of the Underlier in four hypothetical scenarios, and assume a Closing Level of the Underlier on the Inception Date of 460.2892, that each quarter includes 91.25 days and that you hold the Notes to maturity. In addition, for ease of analysis and presentation, the following examples show the changes in the value of the Underlier and the returns of the Underlier at the end of each quarter, and assume that the value of the Underlier increases or decreases, as applicable, on approximately a straight-line basis throughout each quarter. Figures for the final quarter are as of the Final Valuation Date, and given the indicated assumptions, a holder will receive payment at maturity in the indicated amount, according to the formula indicated in this free writing prospectus.

Furthermore, the following examples assume you purchase the Notes on the Inception Date at a price of $1,000 per $1,000 principal amount Note. However, we may, without your consent, issue and sell additional Notes after the Inception Date and may use this pricing supplement in connection with those sales. If you purchase the Notes at a price that is higher or lower than $1,000 per $1,000 principal amount Note, your return on the Notes will be different from the returns set forth in the examples below and may be significantly worse.

We have included two examples in which the Underlier has increased by approximately 12.65% at maturity (reflecting an annualized Underlier return of 6.14%), an example in which the Underlier has decreased by approximately 11.39% at maturity (reflecting an annualized Underlier return of -5.87%), and an example in which the Underlier has increased by approximately 0.80% (reflecting an annualized Underlier return of 0.40%). These examples are intended to highlight the effect of the Investor Fee in different circumstances. The amount of the Investor Fee will be dependent upon the path taken by the Underlier to arrive at its Closing Level on the Final Valuation Date. As a result, the actual Investor Fee, which is deducted on each Valuation Date, may be greater than or less than the hypothetical Investor Fee shown in these examples.

The numbers appearing in the following hypothetical examples have been rounded for ease of analysis. The hypothetical examples do not take into account any tax consequences from investing in the Notes. These hypothetical examples are provided for illustrative purposes only. Past performance of the Underlier and the hypothetical performance of the Notes are not indicative of the future results of the Underlier or the Notes.

Example 1:

A	B	C	D	E	F
Quarter	Hypothetical Closing Level of the Underlier	Hypothetical Underlier Quarterly Percentage Change	Hypothetical Quarterly Investor Fee	Hypothetical Aggregate Investor Fee	Hypothetical Indicative Note Price
0	466.0541	—	—	—	$1,000.00
1	473.0449	1.50%	$1.54	$1.54	$1,013.46
2	480.1406	1.50%	$1.56	$3.11	$1,027.09
3	487.3427	1.50%	$1.59	$4.69	$1,040.91
4	494.6528	1.50%	$1.61	$6.30	$1,054.92
5	502.0726	1.50%	$1.63	$7.93	$1,069.12
6	509.6037	1.50%	$1.65	$9.58	$1,083.50
7	517.2478	1.50%	$1.67	$11.25	$1,098.08
8	525.0065	1.50%	$1.70	$12.95	$1,112.86

		Total Underlier Return			12.65%
		Annualized Underlier Return			6.14%
		Total Note Return			11.29%
		Annualized Note Return			5.49%

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Example 2:

A	B	C	D	E	F
Quarter	Hypothetical Closing Level of the Underlier	Hypothetical Underlier Quarterly Percentage Change	Hypothetical Quarterly Investor Fee	Hypothetical Aggregate Investor Fee	Hypothetical Indicative Note Price
0	466.0541	—	—	—	$1,000.00
1	480.0357	3.00%	$1.57	$1.57	$1,028.43
2	494.4368	3.00%	$1.61	$3.18	$1,057.68
3	509.2699	3.00%	$1.66	$4.83	$1,087.75
4	524.5480	3.00%	$1.70	$6.54	$1,118.68
5	540.2844	3.00%	$1.75	$8.29	$1,150.49
6	548.3887	1.50%	$1.78	$10.07	$1,165.97
7	537.4209	-2.00%	$1.74	$11.80	$1,140.91
8	525.0065	-2.31%	$1.70	$13.50	$1,112.86

		Total Underlier Return			12.65%
		Annualized Underlier Return			6.14%
		Total Note Return			11.29%
		Annualized Note Return			5.49%

Example 3:

A	B	C	D	E	F
Quarter	Hypothetical Closing Level of the Underlier	Hypothetical Underlier Quarterly Percentage Change	Hypothetical Quarterly Investor Fee	Hypothetical Aggregate Investor Fee	Hypothetical Indicative Note Price
0	466.0541	—	—	—	$1,000.00
1	459.0633	-1.50%	$1.50	$1.50	$983.50
2	452.1773	-1.50%	$1.47	$2.97	$967.28
3	445.3947	-1.50%	$1.45	$4.42	$951.32
4	438.7138	-1.50%	$1.43	$5.85	$935.62
5	432.1331	-1.50%	$1.40	$7.25	$920.19
6	425.6511	-1.50%	$1.38	$8.63	$905.01
7	419.2663	-1.50%	$1.36	$9.98	$890.08
8	412.9773	-1.50%	$1.33	$11.31	$875.39

		Total Underlier Return			-11.39%
		Annualized Underlier Return			-5.87%
		Total Note Return			-12.46%
		Annualized Note Return			-6.44%

Example 4:

A	B	C	D	E	F
Quarter	Hypothetical Closing Level of the Underlier	Hypothetical Underlier Quarterly Percentage Change	Hypothetical Quarterly Investor Fee	Hypothetical Aggregate Investor Fee	Hypothetical Indicative Note Price
0	466.0541	—	—	—	$1,000.00
1	466.5202	0.10%	$1.52	$1.52	$999.48
2	466.9867	0.10%	$1.52	$3.04	$998.96
3	467.4537	0.10%	$1.52	$4.56	$998.43
4	467.9211	0.10%	$1.52	$6.08	$997.91
5	468.3890	0.10%	$1.52	$7.60	$997.39
6	468.8574	0.10%	$1.52	$9.12	$996.87
7	469.3263	0.10%	$1.52	$10.64	$996.35
8	469.7956	0.10%	$1.52	$12.16	$995.83

		Total Underlier Return			0.80%
		Annualized Underlier Return			0.40%
		Total Note Return			-0.42%
		Annualized Note Return			-0.21%

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Selected Purchase Considerations

•	Market Disruption Events and Adjustments — The Underlier, the Closing Level of the Underlier, the Valuation Dates, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities or Commodities Futures Contracts.” Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on that date; and

o	For a description of further adjustments that may affect the Underlier, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices.”

•	Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier. Assuming this treatment is respected, upon a sale or exchange of your Notes (including early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your Notes, which should equal the amount you paid to acquire your Notes. This gain or loss should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier, the commodity futures contracts composing the Underlier, which we refer to as the Underlier components, or the commodities underlying the Underlier components. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, the prospectus addendum and the index supplement, including but not limited to the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted):

•	“Risk Factors—Risks Relating to All Securities”;
•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;
•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;
•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”; and
•	“Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum).

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. The Note performance is linked to the performance of the Underlier less the Investor Fee. A decrease in the value of the Underlier could cause you to lose up to your entire investment in the Notes.

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Furthermore, because the Investor Fee reduces the Indicative Note Price and therefore the amount of your return at maturity or upon early repurchase, the value of the Underlier will need to increase significantly in order for you to receive at least the principal amount of your Notes at maturity or upon early repurchase. If the increase in the value of the Underlier is insufficient to offset the negative effect of the Investor Fee, or if the value of the Underlier decreases, you will receive less than the principal amount of your Notes at maturity or upon early repurchase.

•	Your Payment at Maturity or upon Early Repurchase Will Be Significantly Reduced by the Investor Fee Regardless of the Performance of the Underlier — Your payment at maturity or upon early repurchase will be significantly reduced by the Investor Fee. The Investor Fee will accrue throughout the term of the Notes, regardless of the performance of the Underlier, at a fee rate of 0.60% per annum, applied daily. As a result, the value of the Underlier must increase significantly in order to offset the Investor Fee. Your return at maturity or upon early repurchase may be less than that of a comparable investment in the Underlier with lower or no investor fees. If the value of the Underlier does not increase sufficiently or decreases, your return at maturity or upon early repurchase will be less than the principal amount of your Notes.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this free writing prospectus and the risk factors in the accompanying prospectus addendum for more information.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•	Liquidity Is Limited — The Notes will not be listed on any securities exchange. We may repurchase your Notes under the early repurchase right set forth in the Notes, but Barclays Capital Inc., J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A. and their respective affiliates will not purchase Notes in any secondary market. Also, the number of Notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchases of the Notes. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes in the secondary market when you wish to do so. If you have to sell your Notes in the secondary market, you may not be able to do so or you may have to sell them at a substantial loss.

•	There Are Restrictions on Your Right to Request That We Repurchase Your Notes — If you elect to exercise your right to have us repurchase your Notes, your request that we repurchase your Notes is valid only if we receive a notice of repurchase request from you by no later than 4:00 p.m., New York City time, on the relevant business day. Your notice of repurchase request will not be effective until we confirm receipt. If you do not receive our acknowledgment of receipt, you should assume that your notice of repurchase request was not received on time and is not effective, and that therefore we will not repurchase your Notes. In addition, a notice of repurchase request received after 4:00 p.m., New York City time, will NOT be effective as of the next business day; if you submit a notice of repurchase request and it is not received by 4:00 p.m.,

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New York City time, on a business day, you will need to submit a new notice of repurchase request on a subsequent business day in order to request that we repurchase your Notes.

•	You Will Not Know the Amount You Will Receive upon Early Repurchase at the Time You Request That We Repurchase Your Notes — The payment upon early repurchase is determined according to a formula that incorporates an Indicative Note Price and Underlier Factor that will be calculated on the applicable Repurchase Valuation Date, which will occur after the notice of repurchase request is submitted. Therefore it is not possible for us to publicly disclose, or for you to know, the payment upon early repurchase prior to the time you submit your notice of repurchase request. The payment upon early repurchase may be less than the most recent Indicative Note Price at the time you submit your notice of repurchase request.

In addition, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your Notes, and prior to the relevant Repurchase Date. Furthermore, our obligation to repurchase the Notes prior to maturity may be postponed. See “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities or Commodities Futures Contracts” in the prospectus supplement.

•	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Suitability of the Notes for Investment — You should reach a decision to invest in the Notes only after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, the prospectus addendum, the index supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•	We May, But Are Not Obligated to, Redeem the Notes upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event — We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence and during the continuance of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described under “Supplemental Terms of Notes” in this free writing prospectus). For additional information about events that could trigger our right to redeem the notes, see “— Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Notes and the Amount Payable on Your Notes” below. Any of the restrictions described therein could restrict or prevent our ability to hedge our obligations under the Notes. If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes.

If we exercise our right to redeem the Notes upon the occurrence and during the continuance of a Change in Law Redemption Event or Hedging Disruption Event, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Redemption Date in a comparable investment. Our right to redeem the Notes upon the occurrence and during the continuance of a Change in Law Redemption Event or Hedging Disruption Event may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes in the second market, if any, following the occurrence and during the continuance of such Change in Law Redemption Event or Hedging Disruption Event.

•	We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event by Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In on Behalf of Our Customers or for Proprietary Accounts — We and our affiliates expect to engage in trading activities related to the Underlier components, physical commodities underlying the Underlier components, futures or options on or related to Underlier components or the Underlier, or other derivative instruments with returns linked to the performance of Underlier components or the Underlier, which activities would be unrelated to the Notes. We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts. These trading activities may contribute to our aggregate holding of the commodity futures contracts, or derivatives based on prices of those commodity futures contracts, to which the Underlier also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility. Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence and continuance of a Hedging Disruption Event, which may include when Hedge Positions would contribute to the breach of such applicable position limits. See “Supplemental Terms of the Notes—Hedging Disruption Redemption Event” above for more information. We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event. As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

•	Owning the Notes Is Not the Same as Owning the Underlier Components or the Commodities Underlying the Underlier Components — The return on your Notes will not reflect the return you would realize if you had actually

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purchased the Underlier components, the commodities underlying the Underlier components or any exchange-traded or over-the-counter instruments based on those commodities. You will not have any rights that holders of such instruments or assets have.

•	Commodity Prices May Change Unpredictably, Affecting the Value of the Underlier and the Value of Your Notes in Unforeseeable Ways — Trading in futures contracts on physical commodities, including the Underlier components, is speculative and can be extremely volatile. Market prices of the Underlier components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the Underlier and therefore the value of your Notes in varying ways, and different factors may cause the prices of Underlier components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

•	Supply of and Demand for Physical Commodities Tends to be Particularly Concentrated, So Prices Are Likely to Be Volatile — The prices of physical commodities, including the commodities underlying Underlier components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions or industries. Certain commodities are used primarily in one industry, and fluctuations in levels of activity in (or the availability of alternative resources to) one industry may have a disproportionate effect on global demand for a particular commodity. Moreover, recent growth in industrial production and gross domestic product has made China and other developing nations oversized users of commodities and has increased the extent to which certain commodities rely on the those markets. Political, economic and other developments that affect those countries may affect the value of the commodities underlying the Underlier components included in the Underlier and, thus, the value of the Notes. In addition, because certain of the commodities underlying Underlier components may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply-related events in such countries or with such produces could have a disproportionate impact on the prices of such commodities and therefore the value of your Notes.

•	Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Underlier and the Value of Your Notes — The futures markets occasionally experience disruptions in trading (including temporary distortions or other disruptions) due to various factors, such as lack of liquidity in markets, the participation of speculators and governmental regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Underlier and, therefore, the value of your Notes.

•	Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Notes and the Amount Payable on Your Notes — Commodity futures contracts, such as the Underlier components, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act,” provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity derivatives markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (“CFTC”), to adopt rules on a variety of issues, many of which have been adopted and have become effective. In addition, certain significant components of the Dodd-Frank Act regulatory scheme, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, have been implemented. However, the Dodd-Frank Act regulatory scheme has not yet been fully implemented, and the ultimate impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses.  This requirement has become effective for certain categories of interest rate and credit default swaps.  It is anticipated that other products will become subject to the mandatory centralized execution and clearing requirement in the future.  In addition, the legislation requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also authorizes the CFTC, subject to certain requirements, to adopt rules with respect to the establishment of limits on futures and swap positions on physical commodities that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC has proposed such rules. In addition, the CFTC will apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded

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futures contracts on physical commodities as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. On November 5, 2013, the CFTC voluntarily dismissed its appeal of the ruling and re-proposed for public comment new position limit rules largely similar to the vacated rules. If ultimately adopted by the CFTC, the position limit rules will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase commodity market volatility. This could, in turn, adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon early repurchase.  In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap and futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could in turn adversely affect the value of the Underlier.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority (“ESMA”), which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” MiFID II was adopted in April 2014 and provides for the establishment of position limits on the size of positions in commodity derivatives that a person may hold over a specified period of time. These regulations could substantially reduce liquidity and increase volatility in the commodities futures contracts such as the Underlier components, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon early repurchase. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many over-the-counter derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared over-the-counter derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation.

•	Future Prices of the Underlier Components That Are Different Relative to Their Current Prices May Affect the Value of the Underlier and Result in a Reduced Amount Payable on Your Notes at Maturity or upon Early Repurchase — The Underlier is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Underlier approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration date. As time passes, the contract expiring in October may be replaced by a contract for delivery in December. This process is referred to as “rolling.”

If the market for these contracts is (putting aside other considerations) in “backwardation,” which means that the prices are lower in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract. Conversely, if the market for these contracts is in “contango,” which means that the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the sale price of the October contract. The difference between the prices of the two contracts when they are rolled is sometimes referred to as a “roll yield,” and the change in price that contracts experience while they are components of the Indices is sometimes referred to as a “spot return.”

The presence of contango in the commodity markets could result in negative roll yields, which could adversely affect the value of the Underlier. Because of the potential effects of negative roll yields, it is possible for the value of the Underlier to decrease significantly over time even when the near-term or spot prices of underlying commodities are stable or increasing. It is also possible, when near-term or spot prices of the underlying commodities are decreasing, for the value of the Underlier to decrease significantly over time even when some or all of the constituent commodities are experiencing backwardation.

Certain of the commodities underlying the Underlier components, such as gold, have historically traded in contango markets, and the Underlier has experienced periods in which many of the commodities underlying the Underlier components are in contango. Although certain of the Underlier components have historically experienced periods of backwardation, it is possible that such backwardation will not be experienced in the future. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Underlier and, accordingly, decrease the payment you receive at maturity or upon early repurchase of your Notes.

•	The Notes Provide Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities — The Underlier is composed of commodity futures contracts and does not provide exposure to commodity spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically

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correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the Notes may underperform a similar investment that reflects the return on physical commodities.

•	Changes in the Treasury Bill Rate of Interest May Affect the Value of the Underlier and Your Notes — Because the value of the Underlier is linked, in part, to the Treasury Bill rate of interest that could be earned on cash collateral invested in specified Treasury Bills, changes in the Treasury Bill rate of interest may affect the amount payable on your Notes at maturity or upon early repurchase. Assuming the trading prices of the Underlier components remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Underlier and, therefore, the value of your Notes. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Underlier and, therefore, the value of your Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Bloomberg Commodity Index Total Return 3 Month ForwardSM

The Underlier is composed of exchange-traded futures contracts on physical commodities and is designed to be a diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. The Underlier is a total return index. A “total return” index, in addition to reflecting returns that are potentially available through an unleveraged investment in the futures contracts composing the Underlier, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

The Underlier follows the methodology of the Bloomberg Commodity IndexSM, except that the delivery month for each futures contract composing the Underlier is three months later than the delivery month for the corresponding futures contract composing the Bloomberg Commodity IndexSM. For more information about the Bloomberg Commodity IndexSM (formerly known as the Dow-Jones

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UBS Commodity IndexSM), see “Non-Proprietary Indices—Commodity Indices— Dow Jones-UBS Commodity IndexSM” in the accompanying index supplement.

In November 2014, Bloomberg became responsible for the governance, calculation, distribution and licensing of the Bloomberg Commodity Indices and changed the name of the Underlier from the Dow-Jones UBS Commodity Index 3 Month Forward Total ReturnSM to its current name.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Levels for the Underlier, based on daily Closing Levels of the Underlier. The graph below sets forth the performance of the Underlier from January 2, 2008 to May 21, 2015, based on the daily Closing Levels of the Underlier. The Closing Level of the Underlier on May 21, 2015 was 466.0541.

We obtained the Closing Levels below from Bloomberg, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Level of the Underlier during the term of the Notes, including on any Valuation Date. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	804.4610	659.0450	744.5580
4/1/2008	6/30/2008	883.7720	739.7760	880.0780
7/1/2008	9/30/2008	898.5400	637.9670	641.0490
10/1/2008	12/31/2008	638.7810	417.7530	464.0010
1/1/2009	3/31/2009	487.0050	409.8870	443.2370
4/1/2009	6/30/2009	530.4470	436.1570	495.3100
7/1/2009	9/30/2009	537.0710	460.5780	517.5780
10/1/2009	12/31/2009	571.7116	504.4160	568.6271
1/1/2010	3/31/2010	592.0013	520.0106	545.3819
4/1/2010	6/30/2010	567.9472	507.1131	520.5462
7/1/2010	9/30/2010	580.9534	513.5898	580.9534
10/1/2010	12/31/2010	674.8242	574.1398	674.8242
1/1/2011	3/31/2011	721.0299	658.3489	721.0299
4/1/2011	6/30/2011	752.1954	666.8401	680.0682
7/1/2011	9/30/2011	712.0925	605.8481	605.8481
10/1/2011	12/31/2011	650.5784	591.9879	611.1687
1/1/2012	3/31/2012	651.4986	610.8702	618.9188
4/1/2012	6/30/2012	627.7255	553.9917	585.1974
7/1/2012	9/30/2012	653.5145	586.0758	639.0938
10/1/2012	12/31/2012	641.6755	602.0328	603.3572
1/1/2013	3/31/2013	619.5990	587.5337	597.9978
4/1/2013	6/30/2013	596.9415	541.2456	541.2456
7/1/2013	9/30/2013	576.6224	541.5886	557.5131
10/1/2013	12/31/2013	565.1169	538.7285	552.1096
1/1/2014	3/31/2014	593.5010	537.3503	583.5458
4/1/2014	6/30/2014	601.5233	579.8547	588.7771
7/1/2014	9/30/2014	588.3927	524.1618	524.1618

FWP-13

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
10/1/2014	12/31/2014	529.6505	470.1784	470.1784
1/1/2015	3/31/2015	471.8065	439.0819	444.7256
4/1/2015	5/21/2015*	473.5186	447.1050	466.0541

* Information for the second calendar quarter of 2015 includes data for the period from April 1, 2015 through May 21, 2015. Accordingly, the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the Inception Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Inception Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

FWP-14

Supplemental Plan of Distribution

We will sell a portion of the Notes on the Inception Date at 100% of their principal amount through J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A., as placement agents for the Notes. The remainder of the Notes will be offered and sold after the Inception Date from time to time through the placement agents at the Indicative Note Price per Note on the day of sale. The placement agents will receive from the Issuer or one of its affiliates during the term of the Notes a portion of the aggregate Investor Fee. The placement agents will forego that portion of the Investor Fee for sales to fiduciary accounts. The total portion of the Investor Fee received by the placement agents represents the amount that the placement agents receive from sales to accounts other than those fiduciary accounts.

FWP-15

Annex A

NOTICE OF REPURCHASE REQUEST

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Email: DLNRepurchase@barclayscapital.com

Subject: Daily Liquidity Notes Linked to the Bloomberg Commodity Index Total Return 3 Month ForwardSM due June 2, 2017, Notice of Repurchase Request, CUSIP No. 06741UVL5

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $[ ] Global Medium-Term Notes, Series A, Daily Liquidity Notes Linked to the Bloomberg Commodity Index Total Return 3 Month ForwardSM (the “Notes”) due June 2, 2017, CUSIP No. 06741UVL5, hereby irrevocably elects to exercise, on the applicable Repurchase Date, with respect to the number of Notes indicated below, as of the date hereof, the repurchase right as described in the pricing supplement relating to the Notes (the “Pricing Supplement”). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Notes (specified below) to book a delivery vs. payment trade on the applicable Repurchase Valuation Date with respect to the number of Notes specified below at a price per Note equal to the Indicative Note Price on the applicable Repurchase Valuation Date, facing Barclays DTC 7256 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable Repurchase Date.

I acknowledge that the Notes specified above will not be repurchased unless all of the requirements specified in the pricing supplement relating to the repurchased of the Notes are satisfied.

Very truly yours,

[NAME OF HOLDER]

Name of holder: [ ]

Title: [ ]

Telephone: [ ]

Fax: [ ]

E-mail: [ ]

Number of Notes surrendered for repurchase: [ ]

DTC # (and any relevant sub-account): [ ]

Contact Name: [ ]

Telephone: [ ]

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